EXHIBIT 99.1

AMARC ANNOUNCES GRANT OF OPTIONS

March 9, 2022, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) announces that it has granted 3.46 million incentive stock options to its service providers to acquire an aggregate of 3.46 million common shares at $0.12 per share, for a periods of three to five years of which 50% are being granted to insiders. All of the options are subject to required TSXV acceptance and customary vesting provisions over 24 months.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.